Exhibit 1

Perion Announces New 3 Year Agreement with Bing

Tel Aviv and San Francisco - August 1, 2014 -  Perion Network, Ltd. (NASDAQ: PERI) announced today that it has signed a 3 year agreement with Bing, extending  its existing partnership, starting January 1, 2015 through December 31, 2017.  Upon mutual agreement, the agreement may be renewed for 2018 as well. The agreement includes desktop and tablet distribution with limited exclusivity in the United States as well as mobile distribution.

“We are very excited to renew with Microsoft for another 3 years. We are committed to providing app developers with great solutions and working with Microsoft and Bing.com  is an important part of that solution.”  Commented Ms. Danielle Ullner, Perion VP of Search Partnerships. “We are particularly excited by the fact that mobile is part of our agreement and that together we are focused on building out our end to end technology platform for developers across all devices.”

In parallel, and in conjunction with the fact that revenues from Google are no longer material to Perion, the Company decided to exercise its right to opt-out of its ClientConnect agreement with Google as of August 31, 2014.  The Company continues to work with Google through its original Perion agreement which expires in June 2015.

In addition to Bing and Google, the Company also has search distribution partnerships with Ask.com and Yahoo.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Deborah Margalit,
Perion Investor Relations
+972-3-7696100
investors@perion.com

Brett Maas/ Miri Segal-Scharia,
Hayden/MS-IR LLC
646-536-7331/ 917-607-8654
Brett@haydenir.com/ msegal@ms-ir.com

Source: Perion Network Ltd.